As filed with the Securities and Exchange Commission on March 29, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Dynegy Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

4.75% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

26816QAB7

26816QAA9

(CUSIP Number of Class of Securities)

J. KEVIN BLODGETT

GENERAL COUNSEL AND EXECUTIVE VICE PRESIDENT, ADMINISTRATION

DYNEGY INC.

1000 LOUISIANA, SUITE 5800

HOUSTON, TEXAS 77002

(713) 507-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Robert F. Gray, Jr., Esq. Mayer, Brown, Rowe & Maw LLP 700 Louisiana Street, Suite 3600 Houston, Texas 77002 (713) 221-1651	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$298,408,500(a)	$31,930

(a)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 4.75% Convertible Subordinated Debentures due 2023. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and equals $.000107 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$31,930	Filing Party:	Dynegy Inc.
Form or Registration No.:	Form S-4 (333-132454)	Date Filed:	March 15, 2006

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Dynegy Inc., an Illinois corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on March 16, 2006, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the “Offer”) to convert all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (the “Debentures”) to shares of Class A common stock, no par value (“Class A common stock”), of the Company and cash, upon the terms and subject to the conditions set forth in the Prospectus and Solicitation Statement dated March 15, 2005 (the “Prospectus”) and the related Letter of Transmittal and Consent, which are parts of the Company’s Registration Statement on Form S-4 filed with the Commission on March 15, 2006 (SEC File No. 333-132454).

In connection with the Offer, the Company is also soliciting, upon the terms and subject to the conditions specified in the Prospectus, consents from the holders of the Debentures to proposed amendments to the indenture under which the Debentures were issued to eliminate the cross-default and cross-acceleration provisions contained therein, as more particularly described in the Prospectus under the heading “The Offer and Consent Solicitation—The Proposed Amendments.”

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 6(c) is hereby amended in its entirety as follows:

(c) Plans.

The information set forth in the Prospectus in the sections entitled “Summary—Recent Developments,” “Questions and Answers About the Offer and Consent Solicitation,” “Risk Factors,” “Dividend Policy,” “The Offer and Consent Solicitation” and “Description of Capital Stock” is incorporated herein by reference. In addition, the information set forth in the Company’s press release issued on the date hereof and press release issued on March 28, 2006, each of which is an exhibit to our Current Report on Form 8-K filed on the date hereof, is incorporated herein by reference.

Item 10.	Financial Statements

Item 10(a) is hereby amended in its entirety as follows:

(a) Financial Information.

The information for the fiscal years ended December 31, 2005 and 2004 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K, as filed with the SEC on March 15, 2006 is incorporated by reference herein. The information set forth in the Prospectus in the sections entitled “Summary—Summary Historical and Unaudited Pro Forma Financial Data,” “Ratio Information,” and “Unaudited Pro Forma Condensed Consolidated Financial Data” is incorporated herein by reference. The reports and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Prospectus and Consent Solicitation, dated March 15, 2006 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Registration Statement).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to the Registration Statement).

(a)(1)(iv)	Letter to Clients (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus and Consent Solicitation, dated March 15, 2006 (incorporated by reference to the Registration Statement).

(a)(5)	Press release dated March 15, 2006, announcing an offer to convert and consent solicitation with respect to all of its outstanding 4.75% Convertible Subordinated Debentures due 2023 (previously filed on Schedule TO on March 16, 2006).

(a)(6)	Press release dated March 28, 2006, announcing results of cash tender offer and consent solicitation by Dynegy Holdings Inc. for its Second Priority Senior Secured Floating Rate Notes due 2008, 9.875% Second Priority Senior Secured Notes due 2010 and 10.125% Second Priority Senior Secured Notes due 2013 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on March 29, 2006).

(a)(7)	Press release dated March 29, 2006, announcing planned private offering of Senior Notes due 2016 by the Company’s wholly-owned subsidiary, Dynegy Holdings Inc (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on March 29, 2006).

(b)	None.

(d)(1)	Indenture dated August 11, 2003 between Dynegy Inc., Dynegy Holdings Inc. and Wilmington Trust Company, as trustee, including the form of debenture issuable pursuant to the Indenture (incorporated by reference to Exhibit 4.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(2)	Registration Rights Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 4.10 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(3)	Indemnity Agreement dated August 11, 2003 among Dynegy Inc., Dynegy Holdings Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(d)(4)	Purchase Agreement dated August 1, 2003 among Dynegy Inc., Dynegy Holdings Inc. and the initial purchasers named therein (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659).

(g)	None.

(h)	Opinion of Mayer, Brown, Rowe & Maw LLP as to Tax Matters (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNEGY INC.

By:	/s/ J. Kevin Blodgett
Name:	J. Kevin Blodgett
Title:	General Counsel and Executive Vice President, Administration

Dated: March 29, 2006